(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	November 15, 2006

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christian Sandoe

RE:	Fidelity Advisor Series I (the trust):
Fidelity Advisor Growth Opportunities Fund (the fund)
File Nos. 002-84776 and 811-03785
Post-Effective Amendment No. 70

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, transmitted herewith on behalf of the trust is Post-Effective Amendment No. 70 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which, executed pursuant to Powers of Attorney dated June 14, 2001 and July 1, 2006, is maintained at the offices of the trust.

This filing contains the Prospectuses and Statement of Additional Information for Fidelity Advisor Growth Opportunities Fund. The documents have been tagged to indicate modifications and editorial changes made since the last definitive filing. The fund may be marketed through banks, savings and loan associations, or credit unions.

This filing serves to update certain disclosure, incorporate supplements to the Prospectuses and Statement of Additional Information, incorporate changes in anticipation of shareholder approval at a trust-wide shareholder meeting on December 13, 2006, and implement certain editorial changes. Principal changes and additions include modifying investment policies and adoption of a new performance adjustment index.

Pursuant to Rule 485(a), the trust elects an effective date of January 29, 2007. We request your comments by December 14, 2006.

Please contact Lillie Lucas at (617) 563-4234 in connection with any questions or comments regarding this filing.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Very truly yours,

/s/ Patricia Nadeau
Patricia Nadeau
Legal Product Group